# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pure Cycle Corporation, CIK 0000276720
CUSIP: 746228303
Title of class of securities: Common Stock, par value 1/3 of $0.01 per share
Address of issuer's principal executive offices: 34501 East Quincy Avenue, Building 1, Suite D, Watkins, Colorado (CO), 80137
Date of event which requires filing of this statement: 01/14/2026
Amends the filing with accession number 0001829240-25-000003
Filed by CIK 0001829240
Persons authorized to receive notices and communications: DANIEL J. ROLLER, MARAN CAPITAL MANAGEMENT, LLC, 250 Fillmore Street, Suite 150, Denver, Colorado (CO), 80206, (303) 800-7551

## Reporting persons
- Maran Capital Management, LLC (CIK 0001829240): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,549,000; sole dispositive power 0; shared dispositive power 3,549,000; aggregate amount beneficially owned 3,549,000 (14.7% of the class)
- Maran Partners Fund, LP (CIK 0001655289): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 469,000; sole dispositive power 0; shared dispositive power 469,000; aggregate amount beneficially owned 469,000 (1.9% of the class)
- Maran Partners GP, LLC (CIK 0001829261): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 469,000; sole dispositive power 0; shared dispositive power 469,000; aggregate amount beneficially owned 469,000 (1.9% of the class)
- Maran SPV1 LP (CIK 0002089566): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 480,000; sole dispositive power 0; shared dispositive power 480,000; aggregate amount beneficially owned 480,000 (2% of the class)
- Maran SPV GP, LLC (CIK 0001829571): type of reporting person: investment adviser (IA); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 480,000; sole dispositive power 0; shared dispositive power 480,000; aggregate amount beneficially owned 480,000 (2% of the class)
- Plaisance SPV I, LLC (CIK 0001791049): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (10.8% of the class)
- Daniel J. Roller (CIK 0001829268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,653; shared voting power 3,549,000; sole dispositive power 2,653; shared dispositive power 3,549,000; aggregate amount beneficially owned 3,551,653 (14.7% of the class)
- Daniel Kozlowski (CIK 0001791057): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 351,210; shared voting power 0; sole dispositive power 351,210; shared dispositive power 0; aggregate amount beneficially owned 351,210 (1.5% of the class)
- Plaisance Capital, LLC (CIK 0001761269): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value 1/3 of $0.01 per share
Name of issuer: Pure Cycle Corporation
Address of issuer's principal executive offices: 34501 East Quincy Avenue, Building 1, Suite D, Watkins, Colorado (CO), 80137
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 469,000 shares of Common Stock directly owned by MPF is approximately $4,612,271, including brokerage commissions. The aggregate purchase price of the 480,000 shares of Common Stock directly owned by MSPV1 is approximately $5,288,230, including brokerage commissions. The aggregate purchase price of the 2,600,000 shares held by PSPVI is approximately $25,279,756, including brokerage commissions. In addition, Mr. Roller has been awarded 2,653 shares of Common Stock in connection with his service as a director of the Issuer. The aggregate purchase price of 348,557 shares held by Mr. Kozlowski is approximately $2,519,640. In addition, Mr. Kozlowski has been awarded 2,653 shares of Common Stock in connection with his service as a director of the Issuer. No part of the purchase price represents borrowed funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 14, 2026, Maran Capital and certain of its affiliates (collectively, "Maran") entered into an agreement with the Issuer (the "Agreement") regarding the composition of the Issuer's Board of Directors (the "Board") and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to appoint Daniel J. Roller (the "Maran Appointee"), effective as of one (1) Business Day after the Issuer's 2026 Annual Meeting of Shareholders (the "2026 Annual Meeting"), as a director with a term expiring at the Issuer's 2027 Annual Meeting of Shareholders.

The Agreement also provides for replacement rights if the Maran Appointee or Mr. Daniel Kozlowski ceases to be a director prior to the expiration of the Standstill Period, and at such time Maran beneficially owns in the aggregate at least 12.2% of the Issuer's then outstanding shares of Common Stock.

Additionally, pursuant to the terms of the Agreement, the Issuer agreed form a Strategy and Capital Allocation Committee and appoint the Maran Appointee as its chair.

Pursuant to the terms of the Agreement, Maran agreed, among other things, to vote all shares of Common Stock beneficially owned by it at the 2026 Annual Meeting and all meetings of the Issuer's stockholders during the Standstill Period (i) in favor of all directors nominated by the Board for election and (ii) in accordance with the Board's recommendation with respect to any other Issuer proposal or shareholder proposal or nomination presented at such meetings, subject to customary carve-outs, including the ability to vote as it determines in its sole discretion on certain extraordinary transactions and that in the event Institutional Shareholder Services Inc. ("ISS") or Glass Lewis & Co., LLC ("Glass Lewis") recommends otherwise with respect to any Issuer proposal or shareholder proposal presented at such meetings (other than proposals relating to the election of directors), Maran shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

Maran also agreed to certain customary standstill provisions, effective from the date of the Agreement until the earlier of (x) the date that is fifteen (1) business days prior to the deadline for the submission of shareholder nominations for the 2027 Annual Meeting pursuant to the Company's Bylaws and (y) ninety (90) days prior to the anniversary of the date on which the Company first mailed its proxy materials for the 2026 Annual Meeting (the "Standstill Period"), and (z) the announcement of an extraordinary transaction, the completion of which requires the approval of the Issuer's shareholders, such as any proposed tender offer, exchange offer, merger, amalgamation, consolidation, acquisition, business combination, recapitalization, consolidation, restructuring, liquidation, dissolution, or similar transaction, prohibiting it from, among other things: (i) soliciting proxies with respect to the securities of the Issuer; (ii) entering into any voting agreement or forming, joining or participating in a "group" with other shareholders of the Issuer, other than affiliates of Maran and Mr. Kozlowski; (iii) depositing any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock; (iv) submitting or encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors; (v) submitting any proposal for stockholder consideration at any annual or special meeting of shareholders suggesting or making any tender offer, exchange offer, merger, or acquisition proposal, soliciting a third party to make an acquisition proposal, commenting on any third-party acquisition proposal, or calling or seeking to call a special meeting of shareholders; (vi) seeking, alone or in concert with others, representation on the Board, except as permitted in the Agreement; and (vii) acquiring securities of the Issuer or Derivative Instruments (as defined in the Agreement) relating to such securities that would result in Maran in the aggregate owning, controlling or otherwise having beneficial or other ownership interest of, and/or Derivative Instruments relating to, more than 17.2% of the Issuer's then-outstanding shares of Common Stock.

The Issuer and Maran also made certain customary representations, agreed to mutual non-disparagement provisions and agreed to jointly issue a press release announcing certain terms of the Agreement.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based on information included in the Form 10-Q filed by the Issuer for the fiscal quarter ended November 30, 2025, which reported that 24,090,605 shares of Common Stock were outstanding as of January 6, 2026.

As of the date of this filing, MPF and MPGP may be deemed to beneficially own 469,000 shares ("MP Shares"), or approximately 1.9%, of the outstanding Common Stock of the Issuer, MSPV1 and MSPVGP may be deemed to beneficially own 480,000 shares ("MSPV Shares"), or approximately 2.0%, of the outstanding Common Stock of the Issuer, PSPVI may be deemed to beneficially own 2,600,000 shares ("PSPV Shares"), or approximately 10.8%, of the outstanding Common Stock of the Issuer, MCM may be deemed to beneficially own 3,549,000 shares, or approximately 14.7%, of the outstanding Common Stock of the Issuer, Mr. Roller may be deemed to beneficially own 3,551,653 shares, or approximately 14.7% of the outstanding Common Stock of the issuer, Mr. Kozlowski may be deemed to beneficially own 351,210 shares, or approximately 1.5%, of the outstanding Common Stock of the Issuer, and PC may be deemed to hold 0 shares, or 0% of the outstanding Common Stock of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Mr. Roller and Mr. Kozlowski were each granted 2,653 shares on January 14, 2026 as compensation for serving as directors. There were no other transactions in the securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On January 14, 2026, Maran and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 Cooperation Agreement by and among Maran Capital Management, LLC, Maran Partners Fund, LP, Maran Partners GP, LLC, Maran SPV1 LP, Maran SPV GP, LLC, Plaisance SPV I, LLC, Daniel J. Roller, and Pure Cycle Corporation, dated January 14, 2026.

## Signatures
- Maran Capital Management, LLC: Daniel J. Roller, Daniel J. Roller, Managing Member (01/16/2026)
- Maran Partners Fund, LP: Daniel J. Roller, Daniel J. Roller, Managing Member of Maran Partners GP, LLC, the general partner of Maran Partners Fund, LP (01/16/2026)
- Maran Partners GP, LLC: Daniel J. Roller, Daniel J. Roller, Managing Member (01/16/2026)
- Maran SPV1 LP: Daniel J. Roller, Daniel J. Roller, Managing Member of Maran SPV GP, LLC, the general partner of Maran SPV1 LP (01/16/2026)
- Maran SPV GP, LLC: Daniel J. Roller, Daniel J. Roller, Managing Member (01/16/2026)
- Plaisance SPV I, LLC: Daniel J. Roller, Daniel J. Roller, Managing Member (01/16/2026)
- Daniel J. Roller: Daniel J. Roller, Daniel J. Roller (01/16/2026)
- Daniel Kozlowski: Daniel Kozlowski, Daniel Kozlowski (01/16/2026)
- Plaisance Capital, LLC: Daniel Kozlowski, Daniel Kozlowski, Managing Member (01/16/2026)